Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of TTM Technologies, Inc. for the registration of common stock, preferred stock, debt securities, warrants, and units and to the incorporation by reference therein of our report dated March 12, 2015, with respect to the consolidated financial statements of Viasystems Group, Inc., for the year ended December 31, 2014, included in the Form 8-K/A of TTM Technologies, Inc., filed with the Securities and Exchange Commission on July 31, 2015.

/s/ Ernst & Young LLP

St. Louis, Missouri

November 14, 2016